UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2011

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For The Transition Period From              To             .

Commission file number 001-13619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN & BROWN, INC.

EMPLOYEE SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN & BROWN, INC.

220 SOUTH RIDGEWOOD AVENUE

DAYTONA BEACH, FLORIDA 32114

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees

Brown & Brown, Inc. Employee Savings Plan and Trust

Daytona Beach, Florida

We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employee Savings Plan and Trust (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in the net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Hancock Askew & Co., LLP

Savannah, Georgia
June 28, 2012

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS

CASH	$2,279	$1,324

INVESTMENTS:
Participant directed—at fair value:
Registered investment companies (mutual funds)	189,232,054	177,948,158
Pooled separate account	53,504,258	55,640,524
Employer common stock	28,437,243	30,146,164
Personal choice retirement account	10,535,673	12,378,497

Total investments, at fair value	281,709,228	276,113,343

NOTES RECEIVABLES FROM PARTICIPANTS	7,037,982	6,564,616

RECEIVABLES:
Employer contributions	5,137,633	4,599,332
Participant contributions	9,469	13,555
Dividends and interest	128,557	133,865

Total receivables	5,275,659	4,746,752

TOTAL ASSETS AVAILABLE FOR BENEFITS, at fair value	294,025,148	287,426,035

PAYABLE TO PARTICIPANTS FOR EXCESS CONTRIBUTIONS	(296,034)	(234,724)

NET ASSETS AVAILABLE FOR BENEFITS, before adjustment	293,729,114	287,191,311

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,356,000)	(1,197,741)

NET ASSETS AVAILABLE FOR BENEFITS	$292,373,114	$285,993,570

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:
Investment income:
Dividend income	$4,466,395
Interest income	1,583,681
Other loss	(1,127,559)
Interest on note receivables from participants	300,522
Net depreciation in fair value of investments	(7,421,587)

Total investment loss	(2,198,548)

Contributions:
Participants	17,961,836
Employer	11,729,968
Rollovers from other qualified plans	3,822,758

Total contributions	33,514,562

Total additions	31,316,014

DEDUCTIONS:
Benefits paid to participants	24,829,143
Administrative expenses	107,327

Total deductions	24,936,470

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	6,379,544

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	285,993,570

NET ASSETS AVAILABLE FOR BENEFITS —End of year	$292,373,114

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN

The following brief description of the Brown & Brown, Inc. Employee Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General —The Plan is a defined contribution plan. Substantially all employees who are at least 18 years of age and who are expected to complete a year of service (1,000 hours) are eligible to participate in the Plan effective the first full payroll period after one month of service. The Plan is intended to assist Brown & Brown, Inc. and its U. S. subsidiaries (the “Employer”) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Benefit Payments —Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship, or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. If the participant’s vested account is $5,000 or less, the participant will be prompted to distribute his or her funds to another qualified plan in a timely fashion or be subject to an immediate lump-sum distribution.

Administration —The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan document, such as provisions for allocations to participants’ accounts, vesting, benefits, and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits Web site accessible to employees of the Employer or from the Administrator. Schwab Retirement Plan Services, Inc (“Schwab”) serves as the recordkeeper of the Plan and Charles Schwab Trust Company, a division of Charles Schwab Bank (the “Trustee”) serves as the trustee of the Plan.

Administrative Expenses —All investment-related expenses are charged against Plan earnings or are paid by the Plan. All other expenses are paid by the Employer.

Contributions —Participants may elect to contribute, subject to certain limitations, any percentage of annual compensation as contributions to the Plan, up to the allowable limits specified in the Internal Revenue Code. The Employer makes matching contributions to the Plan of 100% of each participant’s contribution, not to exceed 2.5% of each participant’s eligible compensation on a pay-period basis. The Plan permits the Board of Directors of the Employer to authorize discretionary profit-sharing contributions allocated to participants based on eligible compensation. The Board authorized a discretionary profit-sharing contribution of 1.5% of eligible compensation, up to a maximum of $245,000 for all eligible employees for the year ended December 31, 2011.

Vesting —Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employer matching contributions and discretionary profit-sharing contributions are based on years of credited service and are subject to the following vesting schedule:

Years of Credited Service	Vested Interest

Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

Forfeited balances of terminated participants’ nonvested accounts are used to offset Plan expenses and to reduce future Employer contributions. As of December 31, 2011 and 2010, forfeited amounts available to offset future Employer contributions were approximately $342,000 and $380,000, respectively. During the year ended December 31, 2011, approximately $497,000 of forfeited amounts was used to offset Employer contributions.

Investment Income and Expenses —Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan not paid by the Employer and not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration each participant’s contributions and distributions.

The agreement between the Trustee and the Plan includes a revenue sharing arrangement whereby the Trustee shares revenue generated by the Plan in excess of their fee. These deposits are included in the other income amount in the statement of changes to net assets available for benefits. These funds are used to pay other plan expenses with any remaining amounts being reallocated to participants. During 2011, revenue of approximately $210,000 was deposited into the plan related to this revenue sharing arrangement. At December 31, 2011 and 2010, approximately $150,000 and $110,000, respectively, was available to be reallocated or pay plan expenses. During 2011, Plan expenses of approximately $60,000 were paid by these funds and $110,000 was reallocated to participants.

Participant Loans —A participant may borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time. Loans, which are repayable each pay period for periods ranging generally up to five years, are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the rate of prime plus 1%, determined at the time the loan is approved. As of December 31, 2011, interest rates ranged from 4.25% to 10.50%.

Plan Termination —Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

2.	USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates —The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Basis of Accounting —The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments —The Plan’s investments in money market funds, mutual funds, Employer common stock, and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. The fair value of the pooled separate accounts is based upon the value of the underlying assets as determined by the Trustee’s valuation. The contract value of participation units owned in the pooled separate accounts are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

The Plan invests in fully benefit-responsive investment contracts held in the Wells Fargo Stable Return Fund G as of December 31, 2011 and 2010. Investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Fair Value Measurements—The Plan adopted a fair value measurement method that establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following tables set forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value, as of December 31, 2011 and 2010. As required by Accounting Standards Codification Topic 820—Fair Value Measurements and Disclosures, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds):
Index funds	$49,966,139	$—	$—	$49,966,139
Bond funds	48,589,437	—	—	48,589,437
Growth funds	41,448,062	—	—	41,448,062
Value funds	22,717,372	—	—	22,717,372
Growth and Income funds	20,062,053	—	—	20,062,053
Asset Allocation/Retirement Strategy funds	6,448,991	—	—	6,448,991

Total mutual funds	189,232,054	—	—	189,232,054

Pooled separate accounts	—	53,504,258	—	53,504,258
Employer common stock	28,437,243	—	—	28,437,243
Personal choice accounts	10,535,673	—	—	10,535,673

Total investments at fair value	$228,204,970	$53,504,258	$—	$281,709,228

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds):
Bond funds	$46,105,147	$—	$—	$46,105,147
Growth funds	43,543,820	—	—	43,543,820
Index funds	41,906,151	—	—	41,906,151
Value funds	23,126,459	—	—	23,126,459
Growth and Income funds	19,999,342	—	—	19,999,342
Asset Allocation/Retirement Strategy funds	3,267,239	—	—	3,267,239

Total mutual funds	177,948,158	—	—	177,948,158

Pooled separate accounts	—	55,640,524	—	55,640,524
Employer common stock	30,146,164	—	—	30,146,164
Personal choice accounts	12,378,497	—	—	12,378,497

Total investments at fair value	$220,472,819	$55,640,524	$—	$276,113,343

Risks and Uncertainties—Investments —The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent Accounting Pronouncements —In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, to converge the fair value measurement guidance in US generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change principles included in the original Accounting Standard. In addition, this update required additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan Administrator is currently evaluating the effect of Accounting Standards Update 2011-04 on the Plan’s financial statements.

3.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010, are summarized as follows:

	2011	2010

Columbia Large Cap Index Fund	$31,535,882	$30,990,525
Pimco Total Return Bond Administration Fund	31,388,860	27,591,018
Employer common stock	28,437,243	34,694,764
Van Kampen Growth and Income Fund	20,062,053	19,999,342
Harbor Capital Appreciation Fund	18,976,594	18,883,258
Pimco Real Return Admin Class 2011**	17,200,577	12,912,402
Wells Fargo Stable Return Fund G***	53,504,258	55,640,524

**	Fair value at December 31, 2010 does not represent 5% or more of the Plan’s net assets at December 31, 2010.
***	Wells Fargo Stable Return Fund G is shown at fair value. Contract Value was $52,148,258 and $54,442,783 at December 31, 2011 and 2010, respectively.

During the year ended December 31, 2011, the Plan’s investments depreciated in fair value as follows:

Amount

Pooled separate accounts	$1,045,734
Mutual funds	(7,596,292)
Employer common stock	(870,923)
Personal choice retirement accounts	(106)

Net depreciation in fair value of investments	$(7,421,587)

4.	INVESTMENT PROGRAMS

As of December 31, 2011, contributions to the Plan are invested in one or more of various investment fund options, including money market funds, mutual funds and Employer Company stock, at the direction of each participant. The Plan also allows participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which enables each participant to self-direct his or her money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 additional mutual funds. The Charles Schwab & Co. Personal Choice Retirement Account is presented as “self-directed investments” in the accompanying statements of net assets available for benefits.

One investment in the Plan is a guaranteed pooled separate account managed by Wells Fargo Bank called the Stable Return Fund G (the “Stable Return Fund”), which invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics. The Stable Return Fund investment in each contract is presented at fair value. The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.

An adjustment is made to the fair value in the statement of net assets available for benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is effective for a 12-month period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers, and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of the pooled separate account and the balance of the Stable Return Fund. The crediting interest rate for the Stable Return Fund for the year ended December 31, 2011 and 2010, was 2.31% and 2.90%, respectively. The average yield for the Stable Return Fund for the years ended December 31, 2011 and 2010, was 2.45% and 2.38%, respectively.

There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events or circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan’s investments include Brown & Brown, Inc. common stock which represent party-in-interest transactions that qualify as exempt prohibited transactions.

6.	FEDERAL INCOME TAX STATUS

Effective July 1, 2009, the sponsor adopted the 401(k) non-standardized prototype plan sponsored by the Charles Schwab Company. Prior to January 1, 2011, the Plan was entitled to limited reliance on the opinion letter received by Schwab from the Internal Revenue Service with respect to compliance with the form requirements of the Internal Revenue Code of 1986, as amended (“IRC”). Effective January 1, 2011, the Plan was amended and restated as an individually-designed plan with a portion of the Plan designated as an employee stock ownership plan, and the Plan was subsequently amended in December 2011 to expand the Plan’s rollover provisions. An application for a determination letter from the Internal Revenue Service is pending. The Plan’s management believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

Identity and Description of Issues	Current Value

Participant directed:
Mutual funds:
American Funds Europacific Growth Fund	$10,956,719
Columbia Small Cap Index Fund	4,010,731
Columbia Small Cap Value II Fund	6,397,108
Columbia Mid Cap Index Fund	3,528,172
Columbia Large Cap Index Fund	31,535,882
CRM Mid Cap Value Investor Fund	6,397,480
Dreyfus Bond Market Index Fund	6,616,800
Dreyfus International Stock Index Fund	4,274,553
Harbor Capital Appreciation Fund	18,976,594
Harbor International Fund	9,922,785
Invesco Van Kampen Growth & Income Fund	20,062,053
Morgan Stanley Mid Cap Growth Fund	7,146,321
Perimeter Small Cap Growth Fund	4,368,428
PIMCO Real Return Bond Administration Fund	17,200,577
PIMCO Total Return Bond Administration Fund	31,388,860
Russell Retirement Fund	433,571
Russell 2015 Strategy Fund	862,144
Russell 2020 Strategy Fund	1,388,985
Russell 2025 Strategy Fund	1,729,626
Russell 2030 Strategy Fund	776,102
Russell 2035 Strategy Fund	382,645
Russell 2040 Strategy Fund	295,235
Russell 2045 Strategy Fund	316,978
Russell 2050 Strategy Fund	263,705

Total mutual funds	189,232,054

Pooled separate account—at fair value— Wells Fargo Stable Return Fund G	53,504,258

Employer common stock—at fair value*	28,437,243

Self-directed:
Personal choice retirement account:
Money market fund—at fair value— Charles Schwab Money Market Funds	2,172,369
Non-interest-bearing cash	6,157

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
A G L Resources Inc	$25,356
AT&T Inc	104,861
Abbott Laboratories	112,460
Accelrys Inc	6,720
Adventrx Pharma Inc	127
Alamo Group Inc	13,465
Alcoa Inc	44,547
Alimera Sciences Inc	625
Amazon Com Inc	57,642
American Capital Agency	5,900
American Express Co	5,896
American Eagle Outfitters Inc	12,232
Apache Corp	4,529
Apple Inc	612,360
AspenBio Pharma Inc	2,406
Atmel Corp	1,620
AutoZone Inc	32,497
B&G Foods Inc	3,009
B C E Inc.	27,086
Baidu Com Inc ADR	163,058
Bancolumbia S.A. ADR	3,157
Bank of America Corp	14,428
BankAtlantic Bancorp A	54
Barrick Gold Corp	1,810
BHP Billiton LTD ADR	70,630
Black Hawk Expl Inc	22
Body Central Corp	4,992
BP PLC ADR	88,985
Brinker International Inc	13,803
Caterpillar Inc	1,812
CF Industries Holdings	15,223
Chesapeake Energy Corp	37,844
Chevron Corp	131,526
China Armco Metals	423
China Precision Steel	272
Chindex International	6,390
Chipotle Mexican Grill	33,774
Chubb Corp	69,220
CIA De Bebidas PFD ADR	3,609
Cincinnati Financial CP	6,092
Cisco System Inc	18,140
Citigroup Inc	30,539
Citizens Rep Bancorp	4,902
Coca Cola Company	77,667

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Comcast Corp A	$11,911
ConocoPhillips	268,162
Corinthian Colleges Inc	1,085
Corning Inc	7,788
Cray Inc	71
Ctrip.com Intl Ltd ADR	2,340
Darden Restaurants Inc	5,697
Deckers Outdoor Corp	22,671
Deep Down Inc	10,400
Deere & Co	92,820
Dell Inc	8,778
DHT Maritime Inc	1,480
Dollar General Corp	41,140
Dryships Inc	1,000
DTE Energy Co	27,225
Eaton Corporation	1,787
El Capitan Precious Metal	38
Enbridge Inc	3,142
Encana Corporation	1,853
Entergy Corp	25,567
Entropic Communications	1,533
Exelon Corporation	31,160
Exxon Mobil Corporation	186,715
Fifth Third Bancorp	3,860
Flagstar Bancorp Inc	505
Ford Motor Company	32,280
Formfactor Inc	2,024
Freeport-McMoran Copper & Gold	104,851
Fusion-IO Inc	5,082
General Electric Company	85,879
General Mills Inc	26,267
Generex Biotechnology Corp	2,250
Genon Energy Inc	136
Genworth Financial Inc	786
Getty Realty Corp New	2,309
Global Payout Inc	3,555
Goldman Sachs Group Inc	194,477
Google Inc Class A	200,229
Green Envirotech Holding	25
Gushan Environmental Energy ADR	2,457
Halliburton Co Holding Co	69,020
Hallmark Financial Services	178,245
Hartford Financial Services Group Inc	14,463
Heinz H J Co	25,669

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Hologic Inc	$3,502
HPC Pos Systems Corp	623
Hurco Companies Inc	2,100
II-VI Incorporated	7,344
Intel Corp	66,081
International Business Machines	312,596
JP Morgan Chase & Co	126,503
Jabil Circuit Inc	19,660
Johnson & Johnson	32,908
Kandi Technologies Corp	6,475
Kemet Corporation	3,525
Kimberly-Clark Corp	25,746
Kraft Foods Inc	7,472
Las Vegas Sands Corp	329,790
Level 3 Communications Inc	3,398
Limelight Networks Inc	580
Logitech Intl S A	2,334
Lululemon Athletica Inc	9,332
Mannkind Corp	12,113
Mastercard Inc	149,128
McDonalds Corp	151,213
McKesson Corporation	5,843
Medicines Company	9,320
Melco Pbl Entmt LTD ADR	19,240
MGM Grand	11,483
Microsoft Corp	89,320
Molycorp Inc	14,388
Mosaic Co	5,043
Nextera Energy Inc	121,760
Nike Inc	19,274
Novartis AG	27,156
Nvidia Corp	4,158
Ocean Rig Underwater Inc F	37
Omnivision Technologies Inc	1,223
Oracle Corporation	1,283
Orbit Intl Corp	91
Papa Bello Enterprises	196
Patriot Coal Corp	8,470
PepsiCo Inc	26,540
Pfizer Incorporated	41,657
Philip Morris Intl Inc	5,494
PIMCO Exchange Traded Fund	15,986
Pitney Bowes Inc	4,726
PMI Group Inc	23

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Potash Corp of Saskatchewan Inc	$76,038
Powershares QQQ Trust Series 1	28,027
Proctor & Gamble	13,397
Qihoo 360 Technology Co	7,845
Rare Element Resources	1,625
Rebuilder Med Techs	1,600
Redhat Inc	2,064
Regions Financial CP	6,450
Renren Inc ADR F	3,550
Research In Motion LTD	11,600
Rock-Tenn Co Cl A	5,770
Rockwood Holdings Inc	5,709
Rofin-Sinar Technologies	4,570
Saba Software Inc	23,433
Scana Corp	27,036
Schlumberger LTD	5,123
Sciclone Pharm Inc	4,290
Shoppers Drug Mart Corp	8,086
Simcere Pharma Gp Adr	10,039
Sina Corporation	10,400
Sirius XM Radio Inc	20,566
Solar Capital LTD	1,928
Southern Co	7,098
Southwest Airlines Co	23,112
Spongetech Delivery Sys	1
Starbucks Corp	23,005
Stryker Corp	4,971
SunTrust Banks Inc	54,875
Target Corporation	5,122
TD Ameritrade Holding CP	2,191
Teco Energy Inc	38,280
Telestone Technologies	1,872
Terra Nitrogen Co LP	17,203
Tesla Motors Inc	314
Tim Hortons Inc	7,263
Toronto Dominion Bank	28,054
Toyota Motor CP ADR	3,307
TPC Group Inc	11,665
Travelers Companies Inc	59,170
TravelZoo Inc	12,290
Tyson Foods Inc Class A	10
UC HUB Group Inc	40,044
United States Steel Corp	2,646
United Technologies Corp	5,482

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Universal Forest Product	$6,263
Universal Ins Holdings Inc	8,539
Vail Resorts, Inc	4,263
Valeant Pharma Intl F	8,311
Vanguard Specialized Funds	48,256
Verifone Holdings Inc	24,509
Verizon Communications	274,596
Vishay Intertechnology	4,495
Wal-Mart Stores Inc	119,520
Washington Mutual Inc	8
Wells Fargo & Co New	2,728
Whole In One Organics	2,310
XL Group PLC	1,977
YOUKU.COM Inc ADR F	6,268
21Vianet Group Inc ADR F	9,150
3SBio Inc ADR	10,220

Total corporate common stocks	6,444,110

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):

Mutual funds:

Amana Trust Growth Fund	$3,400
American Beacon LargeCap Value Inv	20,504
American Century Growth Fund Inv	28,059
American Century Inflation Adjusted Bond I	6,131
American Century Livestrong 2025 Portfolio Inv	21,409
Annaly Capital Management Inc	6,801
Artisan International Fund Inv	10,542
CGM Realty Fund	25,239
Cohen & Steers Realty	10,547
Columbia Value and Restructuring Z	15,715
Delafield Fund	24,313
Delaware Emerging Markets Fund Class A	1,102
Driehaus Emerging Markets Growth Fund	7,246
Eaton Vance Floating Rate Fund Adv	4,234
Federated Adj Rate Sec Inst’l Shs	10,251
Federated Short-Term Income Fund Instl	13,241
Gabelli Asset Fund AAA	17,462
Gabelli Small Cap Growth Fund AAA	1,307
Harding Loevner Emerging Markets	5,467
Health Care Real Estate Invt Trust	4,214
Hersha Hospitality Trust	10,736
Janus Research Fund T	20,444
Jensen Quality Growth Fund Class J	3,882
Laudus Investors US LargeCap Growth	9,346
Loomis Sayles Bond Fund R	9,735
Loomis Sayles Global Bond Fund R	2,439
Loomis Sayles Small Cap R	24,123
Manning & Napier World Opportunity A	23,456
Meridian Growth Fund	20,051
Metropolitan West High Yield Bond M	18,328
Metropolitan West Low Duration Bond M	12,836
Metropolitan West Total Return Bond M	2,448
Oakmark Equity Income Fund I	34,032
Oakmark International Fund I	10,356
Perkins Mid Cap Value T	74,457
Permanent Portfolio	6,276
PIMCO Low Duration D	4,114
PIMCO Total Return D	18,579
Realty Income Corporation	4,287
Ridgeworth Large Cap Value Equity I	11,291

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):

Mutual funds:

Royce Total Return Fund Service Class	$11,933
Schwab Core Equity Fund	36,205
Schwab GNMA Fund Select Shares	59,919
Schwab Health Care Fund	4,898
Schwab International Index Fund	41,766
Schwab Small Cap Index Select	4,813
Schwab Total Stock Market Index Select	14,363
Scout International Fund	40,494
T. Rowe Price New America Growth Adv	24,834
Vanguard Energy Fund Inv	7,946
Vanguard Global Equity Fund Inv	10,811
Vanguard GNMA Fund Admiral Shares	149,057
Vanguard Inflation Protected Sec	11,324
Vanguard Intermediate Term Investors Grade	4,655
WHG Income Opportunity Fund Class A	3,041
Yacktman Fund Inc.	19,083
Yacktman Focused Fund	10,598

Total mutual funds	1,014,140

Personal choice retirement account (continued):

Preferred Stock:

AB Svensk Export 2	4,255
Ashford Hospitality	3,990
Commonwealth 6.5%	3,043
Gabelli Equity Tr Inc.	4,207
JPMorgan & Chase Co	11,040
RBS Cap Fdg Tr VI	2,457
Royce Micro-Cap Tr 6% Pfd	4,080

Total preferred stock funds	33,072

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):

Unit Trust:
CurrencyShares Japanese Yen Trust	$26,098
iShares MSCI Hong Kong Index Fund F	43,146
iShares S&P US Preferred Stock Index	10,309
iShares Gold Trust	20,195
iShares Dow Jones US Healthcare	2,899
iShares Investment Grade Corp Bond	16,040
iShares Barclays 7-10 Year Treasury	15,730
iShares Barclays TIPS Bond	43,175
Market Vectors Rare Earth/Str Metals ETF T	10,444
Powershares DB Commodity Index	20,989
ProShares Ultra Russell 2000 Growth	33,149
ProShares Ultra Basic Materials	28,121
ProShares Ultra Dow 30	17,894
ProShares Ultra Financials	19,897
Schwab Emerging Markets Equity ETF	7,235
Schwab International Equity ETF	3,517
Schwab US Broad Market ETF	9,238
Spdr Gold Shares	247,288
Spdr S&P Emerging Asia Pacific	14,412
Vanguard Dividend Appreciation ETF	47,218
Vanguard Small Cap Value ETF	3,134
Vanguard MSCI Emerging Markets ETF	30,839
Vanguard Tax-Managed MSCI EAFE ETF	26,096
Vanguard Total Stock Market ETF	149,304
WisdomTree Asia Local Debt ETF	16,028
WisdomTree SmallCap Dividend	3,430

Total unit trust funds	865,825

Total personal choice retirement account	10,535,673

TOTAL ASSETS HELD FOR INVESTMENT	$281,709,228

*	A party-in-interest (Note 5).

Cost information is not required to be provided as these investments are participant-directed.

See accompanying Report of Independent Registered Public Accounting Firm.

(Concluded)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEE SAVINGS PLAN AND TRUST

	By:	BROWN & BROWN, INC.

Date: June 28, 2012	By:	/S/ CORY T. WALKER
Cory T. Walker
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit	Document

23	Consent of Independent Registered Public Accounting Firm

99.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification shall not be deemed to be “filed” with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.

99.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification shall not be deemed to be “filed” with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.